04/26/2002 08:49 TRANSCANADA LAW → 912029429628 NO.414 P001

82-51

02 APR 29 AM 11: 12

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privile** intended only for the individual or entity named below. If the reader intended recipient, please be notified that any dissemination, distri strictly prohibited. If you have received this fax in error, we would sender at the telephone number provided below and returning the o. above address by mail. Thank you.*

02028704

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 947-4290
To:	*New York Stock Exchange*
	Attention: Richard Simonelli / Erin Newlin
Fax Number:	(212) 656-5071
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial Department
Date:	April 26, 2002 Time: 08:40 MDT
Number of Pages (including Cover)	Twenty-one (21)

SUPPL

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Re: News Release

The following News Release crossed the wire at 08:35 MDT on April 26, 2002:

"TransCanada's First Quarter 2002 Earnings Rise – Company Declares 154th Consecutive Dividend"

dlw 4/30

Disposition of Original:	Sent by Courier	X
	Sent by Mail:	
	Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

TransCanada
In business to deliver™
TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7678
fax 403.920.2467
email nicole_folwell@transcanada.com
web www.transcanada.com

April 26, 2002

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada PipeLines Limited

Please find enclosed a copy of a news release which was issued by TransCanada PipeLines Limited on the Canada News Wire Network on April 26, 2002. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Nicole Folwell
Corporate Legal Assistant
/ncf
Enclosures

TransCanada
In business to deliver™

Media Inquiries: Glenn Herchak/Kurt Kadatz (403) 920-7859
Analyst Inquiries: David Moneta (403) 920-7917

NewsRelease

TransCanada's First Quarter 2002 Earnings Rise – Company Declares 154th Consecutive Dividend

CALGARY, Alberta – April 26, 2002 - (TSE: TRP) (NYSE: TRP)

First Quarter 2002 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada PipeLines Limited's net income applicable to common shares from continuing operations (net earnings), for the three months ended March 31, 2002 increased approximately nine per cent to $186 million or $0.39 per share compared to first quarter 2001 net earnings of $170 million or $0.36 per share.

- Net income applicable to common shares for the three months ended March 31, 2002 was $186 million or $0.39 per share compared to $162 million or $0.34 per share for the same period in 2001, an increase of approximately 15 per cent.

- In the first quarter 2002, TransCanada continued to strengthen its balance sheet. Funds generated from continuing operations for the first quarter 2002 were $451 million compared to $413 million for the same period in 2001, an increase of approximately nine per cent. TransCanada used a portion of its cash resources to fund debt maturities of $92 million and reduce notes payable by $171 million. The company invested $117 million of capital expenditures in its operations in the first three months of this year.

- TransCanada's Board of Directors today declared a quarterly dividend of $0.25 per share for the quarter ended June 30, 2002 on the company's outstanding common shares. This is the 154th consecutive quarterly dividend on TransCanada's common shares and is payable on July 31, 2002 to shareholders of record at the close of business on June 28, 2002. The Board also declared regular dividends on TransCanada's preferred shares.

- Deliveries of natural gas on the Alberta System averaged 11.9 billion cubic feet per day (Bcf/d) for the first quarter 2002 compared to 12.0 Bcf/d for the first quarter 2001. Field receipts volumes for the Alberta System for the three months ended March 31, 2002 were 11.1 Bcf/d, virtually unchanged from the same period last year. Canadian Mainline deliveries averaged 7.7 Bcf/d for the first quarter of 2002 compared to 7.2 Bcf/d for the first quarter of 2001. Delivery volumes for the Canadian Mainline received at the Alberta border and in Saskatchewan averaged 6.1 Bcf/d for the first quarter of this year compared to 6.0 Bcf/d for the same period in 2001. The BC System delivered an average of 1.2 Bcf/d of natural gas in the first quarter of 2002, the same as in the first quarter last year.

- On April 14, 2002, a line break on the Canadian Mainline occurred in a relatively remote area near Brookdale, Manitoba. TransCanada implemented its emergency response plan. Automatic shut off valves closed to isolate the damaged section of pipeline. The company continued to flow natural gas through adjacent pipelines in the area. Firm service to customers was not interrupted, while interruptible service was curtailed minimally for one gas day. TransCanada has begun repairs to the pipeline and is continuing its investigation into the possible cause of the line break.

"TransCanada started the year as we left 2001 – strong," said Hal Kvisle, TransCanada's chief executive officer. "We are building our financial strength as we continue our disciplined approach to growth. Our strong financial position and our thoroughness in evaluating the market and growth prospects prepares us to act swiftly, strongly, decisively and with discipline when the right opportunities come available."

TransCanada continues to execute its core strategies:
- establish a new regulatory framework;
- grow and optimize its extensive pipeline network;
- sustain the pace of profitable growth in power;
- focus on operational excellence; and
- maintain and selectively make use of its considerable financial strength.

TransCanada is awaiting a decision from the National Energy Board (NEB) on the company's Fair Return Application. The Application was the subject of an NEB hearing that concluded April 4, 2002. In its Application, the company requested approval of an after-tax weighted average cost of capital (ATWACC) of 7.5 per cent for its Canadian Mainline in 2001 and 2002. This compares to an ATWACC of 5.84 per cent based on the 2001 return on equity under the NEB formula.

"TransCanada is committed to ensuring all of its business segments provide competitive returns," said Mr. Kvisle.

In January 2002, TransCanada presented a draft Transportation Services White Paper to its customers. This discussion document proposes comprehensive changes to TransCanada's transportation services framework required to keep pace with changes occurring in the gas industry. "Adoption of this framework will result in enhanced flexibility in both western and eastern markets," said Mr. Kvisle.

TransCanada hosted White Paper workshops for customers in the first quarter 2002. Input from these meetings is being used to make appropriate adjustments to the Paper.

TransCanada continues to place a strategic priority on connecting natural gas from Northern Canada and Alaska into its existing pipeline system. "Our focus is on more than just the new pipelines that may be built from the North," said Mr. Kvisle. "We are also in discussions with producers, governments and other pipeline companies to develop options for moving northern gas to key markets across Canada and in the northern United States."

TransCanada's proposal is designed around three main elements:

- providing the best market options for gas from Alaska and Northern Canada and gas yet to be discovered in Alberta, British Columbia and Saskatchewan;
- maximize the use of existing infrastructure to minimize costs to the producers; and
- ensuring pipeline capacity is added quickly and economically in response to market demand and growing western supply.

Full commercial operations of TransCanada's newest Alberta cogeneration power plants – Redwater (40 megawatt) and Carseland (80 megawatt) – commenced in January 2002. Also in January, TransCanada began realizing income from its effective 50 per cent interest in the 706 megawatt Sundance B power purchase arrangement it acquired in late 2001. The company has sold the 2002 capacity on a profitable basis.

"Moving ahead, we will continue to utilize the flexibility afforded by our strong balance sheet and discretionary cash flow to invest in our core businesses and acquire assets and businesses consistent with our objective of adding shareholder value while effectively managing risk," said Mr. Kvisle.

Annual Meeting of Shareholders and Teleconference

TransCanada will hold its Annual Meeting of Shareholders beginning today at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting will take place at the Roundup Centre (13th Avenue and Third Street S.E.) in Calgary, Alberta. A live audio web cast of the meeting will be available on TransCanada's web site at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting web cast will be archived and available for replay.

The company will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the first quarter 2002 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, May 3, 2002, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1134826.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media unable to attend the Annual Meeting of Shareholders will immediately follow. A live audio web cast of the teleconference will also be available on TransCanada's web site. The teleconference web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

First Quarter 2002 Financial Highlights
(unaudited)

Operating Results (millions of dollars)	Three months ended March 31 2002	 2001
Revenues	**1,244**	1,356
Net Income Applicable to Common Shares	**186**	162
Cash Flow		
Funds generated from continuing operations	**451**	413
Capital expenditures in continuing operations	**(113)**	(103)

Common Share Statistics	Three months ended March 31 2002	 2001
Net Income Per Share - Basic and Diluted	**$0.39**	$0.34
Dividend Per Share	**$0.25**	$0.225
Funds Generated Per Share from Continuing Operations	**$0.95**	$0.87
Common Shares Outstanding (millions)		
Average for the period	**477.0**	475.1
End of period	**477.5**	475.5

TransCanada
In business to deliver™

FIRST QUARTER 2002

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

Three months ended March 31 (unaudited) (millions of dollars except per share amounts)	2002	2001
Net Income/(Loss) Applicable to Common Shares		
Continuing operations	186	170
Discontinued operations	-	(8)
	186	162
Net Income/(Loss) Per Share - Basic and Diluted		
Continuing operations	$0.39	$0.36
Discontinued operations	-	(0.02)
	$0.39	$0.34

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) for the three months ended March 31, 2002 and the notes thereto.

Results of Operations

Consolidated

TransCanada's net income applicable to common shares from continuing operations (net earnings) for the three months ended March 31, 2002 was $186 million or $0.39 per share compared to first quarter 2001 net earnings of $170 million or $0.36 per share. The increase of $16 million or $0.03 per share in the first quarter 2002 compared to the first quarter 2001 was primarily due to higher earnings from the Transmission business and reduced expenses in the Corporate segment, partially offset by lower earnings from the Power business. The higher earnings in the Transmission segment were mainly due to a favourable ruling in Great Lakes related to Minnesota use tax paid in prior years and higher earnings in the Alberta System.

Net income applicable to common shares for the three months ended March 31, 2002 was $186 million or $0.39 per share compared to $162 million or $0.34 per share for the same period in 2001. First quarter 2001 included a net loss from discontinued operations of $8 million or $0.02 per share

related to the Gas Marketing business, the disposition of which was substantially completed in 2001.

Segment Results-at-a-Glance
Three months ended March 31 (unaudited)

(millions of dollars)	2002	2001
Transmission	163	145
Power	40	46
Corporate	(17)	(21)
Continuing operations	186	170
Discontinued operations	-	(8)
Net Income Applicable to Common Shares	186	162

Transmission

The Transmission business generated net earnings of $163 million and $145 million for the three months ended March 31, 2002 and 2001, respectively.

Transmission Results-at-a-Glance
Three months ended March 31 (unaudited)

(millions of dollars)	2002	2001
Wholly-Owned Pipelines		
Alberta System	50	44
Canadian Mainline	68	68
BC System	2	1
	120	113
North American Pipeline Ventures		
Great Lakes	22	15
TC PipeLines, LP	4	4
Iroquois	5	4
Portland	1	1
Foothills	5	5
Trans Québec & Maritimes	2	2
Northern Development	(1)	-
Other	5	1
	43	32
Net earnings	163	145

Wholly-Owned Pipelines

Net earnings of $50 million from the Alberta System in the first quarter 2002 increased by $6 million compared to the same quarter in 2001. The increase in net earnings was related to higher incentive earnings from the Alberta System Rate Settlement as the sustainable rate of incentive earnings from 2001 continue to be realized in 2002.

The Canadian Mainline's net earnings in the first quarter 2002 were consistent with the same quarter in 2001. Earnings in 2002 reflected a decrease in the rate of return on common equity from 9.61 per cent in 2001 to 9.53 per cent and a lower investment base in 2002. The impact of the lower return and investment base was offset by marginally higher incentive earnings compared to the same period in 2001. Net earnings for the three months ended March 31, 2002 reflect the 2001 and 2002 Tolls and Tariff Application approved by the National Energy Board (NEB) in the fourth quarter of 2001 and a rate of return on common equity of 9.53 per cent. TransCanada's Fair Return hearing proceedings concluded April 4, 2002 in Calgary. The hearing was held to consider TransCanada's Fair Return Application concerning cost of capital to be included in the Canadian Mainline tolls for 2001 and 2002. The NEB's decision is expected in mid-2002. Any adjustments to the interim tolls currently in place will be recorded in accordance with the final NEB decision.

Operating Statistics

Three months ended March 31 (unaudited)	Alberta System*		Canadian Mainline**		BC System	
	2002	2001	**2002**	2001	**2002**	2001
Average investment base ($ millions)	**5,088**	5,266	**8,974**	9,255	**200**	206
Delivery volumes (Bcf)						
Total	**1,067**	1,079	**697**	651	**105**	111
Average per day	**11.9**	12.0	**7.7**	7.2	**1.2**	1.2

*Field receipt volumes for the Alberta System for the three months ended March 31, 2002 were 997 Bcf (2001 - 1,007 Bcf); average per day were 11.1 Bcf (2001 - 11.2 Bcf).

**Delivery volumes for the Canadian Mainline received at the Alberta border and in Saskatchewan for the three months ended March 31, 2002 were 552 Bcf (2001 - 536 Bcf); average per day were 6.1 Bcf (2001 - 6.0 Bcf).

North American Pipeline Ventures

TransCanada's proportionate share of net earnings from its other Transmission businesses was $43 million and $32 million for the three months ended March 31, 2002 and 2001 respectively.

The increased net earnings in the three months ended March 31, 2002 compared to the same period in the prior year were primarily due to TransCanada's $7 million share of a favourable ruling in Great Lakes related to Minnesota use tax paid in prior years. Earnings related to TransCanada's share of other ventures, including CrossAlta gas storage facilities and TransGas de Occidente, increased $4 million in the first quarter 2002 when compared to the same period in the prior year.

Power

Power Results-at-a-Glance

Three months ended March 31 (unaudited)

(millions of dollars)	2002	2001
Power LP investment	10	11
Northeastern U.S. operations	41	34
Western operations	33	48
General, administrative and support costs	(17)	(11)
Operating and other income	67	82
Financial charges	(3)	(5)
Income taxes	(24)	(31)
Net earnings	40	46

The Power business contributed net earnings of $40 million for the quarter ended March 31, 2002, a decrease of $6 million from the first quarter 2001. Revenues and operating expenses in first quarter 2002 were lower than in first quarter 2001 primarily due to a decrease in market prices.

Operating and other income from the investment in TransCanada Power, L.P. for the three months ended March 31, 2002 decreased slightly when compared to the same period in 2001 mainly as a result of additional partnership units issued in October 2001, which decreased TransCanada's ownership interest from 41.6 per cent to 35.6 per cent.

The increase of $7 million in operating and other income from the Northeastern U.S. operations in the first quarter 2002 was primarily attributable to the acquisition of the Curtis Palmer Hydroelectric Company, L.P. in July 2001.

Operating and other income from Western operations, including Cancarb thermal carbon black manufacturing facility, was $15 million lower in the first quarter 2002 compared to the first quarter 2001 mainly due to lower profits resulting from a significant decrease in market prices and price volatility for power in Alberta and the Northwest United States as well as lower contract prices on sales of output under the Sundance A Plant power purchase arrangement (PPA). These were partially offset by income from TransCanada's indirect acquisition of a 50 per cent interest in the Sundance B Plant PPA in December 2001, and commercial start-up of the Redwater and Carseland plants in January 2002. The increase in general, administrative and support costs was due to the continuing growth of the Power business. The net energy trading assets at March 31, 2002 were $328 million (December 31, 2001 - $333 million), comprised of $311 million (December 31, 2001 - $314 million) related to the company's initial payments for the Sundance A and B PPAs and $17 million (December 31, 2001 - $19 million) of other trading activities.

Corporate

Net expenses were $17 million and $21 million for the three months ended March 31, 2002 and 2001 respectively. Excluding a $4 million adjustment to previously reported first quarter 2001 earnings, Corporate's first quarter 2002 results were consistent with the same period in 2001. This adjustment reflects the retroactive adoption of an accounting change related to foreign currency translation issued by the Canadian Institute of Chartered Accountants.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. As described in Management's Discussion and Analysis in TransCanada's 2001 Annual Report, the company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At March 31, 2002, TransCanada reviewed the provision for loss on discontinued operations, including the approximately $100 million of deferred gains and remaining obligations related to the Gas Marketing business, and concluded the provision and continued deferral of the gains were appropriate. As a result, there was no earnings impact related to discontinued operations in the first quarter of 2002.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations for the first quarter 2002 increased by $38 million in comparison to the first quarter 2001.

TransCanada's ability to generate adequate amounts of cash and cash equivalents in the short term and the long term when needed, and to maintain capacity to provide for planned growth remains unchanged since December 31, 2001.

Investing Activities

Capital expenditures in the first quarter 2002 totalled $117 million (2001 - $148 million) and related primarily to maintenance and capacity capital in the Transmission business and construction of new power plants in Alberta.

Financing Activities

TransCanada used a portion of its cash resources to fund debt maturities of $92 million and reduce notes payable by $171 million in the first quarter 2002.

Dividends

On April 26, 2002, TransCanada's Board of Directors declared a quarterly dividend of $0.25 per share for the quarter ended June 30, 2002 on the outstanding common shares. This is the 154th consecutive quarterly dividend paid by TransCanada on its common shares, and is payable on July 31, 2002 to shareholders of record at the close of business on June 28, 2002. The Board also declared regular dividends on TransCanada's preferred shares.

Discontinued Operations

Net cash provided by discontinued operating activities was $58 million for the three months ended March 31, 2002 compared with net cash used in discontinued operating activities of $354 million for the same period in 2001. The net cash used in first quarter 2001 was primarily in the Gas Marketing business and included the return in 2001 of margin cash received in 2000, the settlement of natural gas trading losses and other working capital adjustments.

There were no discontinued operations' dispositions in first quarter 2002 compared to dispositions of $697 million in first quarter 2001.

Risk Management

TransCanada's market and credit risks remain substantially unchanged since December 31, 2001. The company has retained certain exposures as a result of the divestiture of the Gas Marketing business. See explanation in Results of Operations - Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

TransCanada manages market and credit risk exposures in accordance with corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. The company's primary market risks result from volatility in commodity prices and interest and foreign currency exchange rates. TransCanada manages the impact of market and credit risk exposure on earnings as well as the impact on the values of assets and liabilities.

Critical Accounting Policy

TransCanada's critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

Outlook

The outlook for the company's segments remains relatively unchanged since December 31, 2001. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

The company's increase in earnings and cash flow combined with a strong balance sheet at March 31, 2002 provides the financial flexibility for TransCanada to be able to make disciplined investments in its core businesses of Transmission and Power.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

Canadian Mainline

In November 2001, the NEB approved TransCanada's 2001 and 2002 Tolls and Tariff Application on its Canadian Mainline system. The settlement resolved all issues other than cost of capital. The NEB also decided that interim tolls would remain in place until a final decision is made on TransCanada's Fair Return Application concerning cost of capital to be included in the Canadian Mainline tolls for 2001 and 2002. The Fair Return hearing proceedings concluded April 4, 2002 in Calgary. The NEB's decision is expected in mid-2002. The company is seeking approval of an after-tax weighted average cost of capital (ATWACC) of 7.5 per cent effective January 1, 2001. This compares to an ATWACC of 5.84 per cent based on the 2001 return on equity under the present

NEB formula. Any adjustments to the interim tolls will be recorded in accordance with the NEB decision in the Fair Return Application proceedings.

On April 14, 2002, a line break occurred near Brookdale, Manitoba, on TransCanada's Canadian Mainline system. Firm service to customers was not interrupted, while interruptible service was curtailed minimally for one gas day. TransCanada has begun repairs to the pipeline and is continuing its investigation into the possible cause of the line break. The incident is not expected to have an impact on the company's net earnings.

North American Pipeline Ventures

Northern Development

TransCanada continues to pursue opportunities to connect natural gas from Northern Canada and Alaska into its existing pipeline system. The company is in discussions with producers, governments and other pipeline companies to develop options for moving northern gas to key markets across Canada and in the northern United States.

Power

In December 2001, through a partnership with AltaGas Services Inc., TransCanada effectively acquired 50 per cent of the remaining rights and obligations of the 706 megawatt (MW) Sundance B PPA for $110 million. The acquisition, which will provide the company annually with 353 MW of supply for the next 19 years, began contributing incremental earnings commencing January 1, 2002. TransCanada has sold all of its Sundance B power supply in 2002 on a profitable basis, and is securing additional long-term sales contracts for power supply beyond 2002.

Upon commencing commercial operation in January 2002, TransCanada's 80 MW Carseland and 40 MW Redwater power plants began contributing incremental earnings in first quarter 2002. Both Alberta natural gas-fired cogeneration power plants were completed on schedule and within approved spending limits.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

Three months ended March 31 (unaudited) (millions of dollars except per share amounts)	2002	2001
Revenues	1,244	1,356
Expenses		
Operating expenses	486	619
Depreciation	207	194
	693	813
Operating Income	551	543
Other Expenses/(Income)		
Financial charges	221	233
Financial charges of joint ventures	23	26
Allowance for funds used during construction	(2)	(2)
Interest and other income	(19)	(27)
	223	230
Income from Continuing Operations before Income Taxes	328	313
Income Taxes - Current and Future	128	126
Net Income from Continuing Operations	200	187
Net Loss from Discontinued Operations	-	(8)
Net Income	200	179
Preferred Securities Charges	9	12
Preferred Share Dividends	5	5
Net Income Applicable to Common Shares	186	162
Net Income/(Loss) Applicable to Common Shares		
Continuing operations	186	170
Discontinued operations	-	(8)
	186	162
Net Income/(Loss) Per Share - Basic and Diluted		
Continuing operations	$0.39	$0.36
Discontinued operations	-	(0.02)
	$0.39	$0.34
Average Shares Outstanding (millions)	477.0	475.1

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

Three months ended March 31 (unaudited) (millions of dollars)	2002	2001
Cash Generated From Operations		
Net income from continuing operations	200	187
Depreciation	207	194
Change in net energy trading assets	5	12
Future income taxes	53	30
Other	(14)	(10)
Funds generated from continuing operations	451	413
Increase in operating working capital	(54)	(48)
Net cash provided by continuing operating activities	397	365
Net cash provided by/(used in) discontinued operating activities	58	(354)
	455	11
Investing Activities		
Capital expenditures	(117)	(148)
Disposition of assets	-	697
Deferred amounts and other	21	(20)
Net cash (used in)/provided by investing activities	(96)	529
Financing Activities		
Dividends and preferred securities charges	(127)	(114)
Notes payable repaid, net	(171)	(2)
Reduction of long-term debt	(92)	(147)
Non-recourse debt of joint ventures issued	1	5
Reduction of non-recourse debt of joint ventures	(13)	(10)
Common shares issued	15	8
Net cash used in financing activities	(387)	(260)
(Decrease)/Increase in Cash and Short-Term Investments	(28)	280
Cash and Short-Term Investments		
Beginning of period	299	509
Cash and Short-Term Investments		
End of period	271	789

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(millions of dollars)	March 31, 2002 (unaudited)	December 31, 2001
ASSETS		
Current Assets		
Cash and short-term investments	271	299
Accounts receivable	585	655
Inventories	185	177
Other	40	43
Energy trading assets	165	152
	1,246	1,326
Energy Trading Assets	353	365
Long-Term Investments	273	268
Plant, Property and Equipment	17,768	17,863
Other Assets	337	335
	19,977	20,157
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	172	343
Accounts payable	701	786
Accrued interest	273	233
Current portion of long-term debt	398	483
Current portion of non-recourse debt of joint ventures	45	44
Provision for loss on discontinued operations	248	264
Energy trading liabilities	89	72
	1,926	2,225
Energy Trading Liabilities	101	112
Deferred Amounts	404	393
Long-Term Debt	9,338	9,347
Future Income Taxes	96	49
Non-Recourse Debt of Joint Ventures	1,284	1,295
Junior Subordinated Debentures	237	237
	13,386	13,658
Shareholders' Equity		
Preferred securities	675	675
Preferred shares	389	389
Common shares	4,579	4,564
Contributed surplus	263	263
Retained earnings	662	595
Foreign exchange adjustment	23	13
	6,591	6,499
	19,977	20,157

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

Three months ended March 31 (unaudited) (millions of dollars)	2002	2001
Balance at beginning of period	595	415
Net income	200	179
Preferred securities charges	(9)	(12)
Preferred share dividends	(5)	(5)
Common share dividends	(119)	(108)
	662	469

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2001 except as stated below. These consolidated financial statements for the three months ended March 31, 2002 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada's 2001 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgement. In November 2001, the National Energy Board (NEB) approved TransCanada's 2001 and 2002 Tolls and Tariff Application for the Canadian Mainline which resolved all issues other than cost of capital. The NEB also determined that interim tolls remain in place until a final decision is made on cost of capital. Any adjustments to the interim tolls will be recorded in accordance with the final NEB decision. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

2. Accounting Changes

Foreign currency translation

Effective January 1, 2002, TransCanada adopted the amendment to the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Foreign Currency Translation". This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. This accounting change was applied retroactively with restatement of prior periods. The cumulative effect of this accounting change as at January 1, 2001 was an increase of $1 million in retained earnings. The impact of this change on earnings, which is reflected in the corporate segment, for the year ended December 31, 2001 was an increase of $5 million. The impact of this change on earnings for the first quarter 2002 was nil (first quarter 2001 - $(4) million; second quarter 2001 - $9 million; third and fourth quarter 2001 – nil).

Stock-Based Compensation

Effective January 1, 2002, TransCanada adopted the new standard of the CICA Handbook Section "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares

of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section is consistent in most respects with Statement of Financial Accounting Standard No. 123 which was adopted by the company for U.S. GAAP purposes prior to 2002. This new standard has been applied prospectively for Canadian GAAP purposes.

On February 25, 2002, the company issued 1,946,300 options to purchase common shares at $21.43 under the company's Key Employee Stock Incentive Plan. Generally, 25 per cent of the common shares subject to an option may be purchased on the award date and 25 per cent on each of the three following award date anniversaries.

TransCanada uses settlement date accounting to account for employee stock options. For stock options granted after January 1, 2002, the use of the fair value method prescribed under the new standard would have resulted in net income applicable to common shares of $184 million and net income per share of $0.38 for the three months ended March 31, 2002. The company uses the Black-Scholes model for this calculation.

3. Segmented Information

	Transmission		Power		Corporate		Total	
Three months ended March 31 (unaudited - millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	941	966	303	390	-	-	1,244	1,356
Operating expenses	(260)	(309)	(224)	(303)	(2)	(7)	(486)	(619)
Depreciation	(192)	(186)	(15)	(7)	-	(1)	(207)	(194)
Operating income/(loss)	489	471	64	80	(2)	(8)	551	543
Financial and preferred equity charges	(206)	(216)	(3)	(4)	(26)	(30)	(235)	(250)
Financial charges of joint ventures	(23)	(25)	-	(1)	-	-	(23)	(26)
Other income	16	14	3	2	2	13	21	29
Income taxes	(113)	(99)	(24)	(31)	9	4	(128)	(126)
Continuing operations	163	145	40	46	(17)	(21)	186	170
Discontinued operations							-	(8)
Net Income Applicable to Common Shares							186	162

Total Assets (millions of dollars)	March 31, 2002 (unaudited)	December 31, 2001
Transmission	17,159	17,269
Power	2,112	2,083
Corporate	482	480
Continuing Operations	19,753	19,832
Discontinued Operations	224	325
	19,977	20,157

4. Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. The Gas Marketing business provided supply, transportation and asset management services, as well as structured financial products and services. In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. The company's disposals under both plans were substantially completed at December 31, 2001.

As described in Management's Discussion and Analysis in TransCanada's 2001 Annual Report, the company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At March 31, 2002, the provision for loss on discontinued operations, including approximately $100 million of deferred gains and remaining obligations related to the Gas Marketing business, was reviewed and was concluded to be appropriate.

Revenues from discontinued operations for the three months ended March 31, 2002 were $14 million (2001 - $6,529 million). The provision for loss on discontinued operations at March 31, 2002 was $248 million (December 31, 2001 - $264 million). This was comprised of $124 million (December 31, 2001 - $129 million) relating to Gas Marketing and $124 million (December 31, 2001 - $135 million) relating to the December Plan.

Other Financial Information on Discontinued Operations

The following amounts related to discontinued operations are included in the consolidated balance sheet.

(millions of dollars)	**March 31, 2002** (unaudited)	December 31, 2001
Accounts receivable	**27**	104
Other current assets	**4**	9
Plant, property and equipment	**7**	14
Other non-current assets	**186**	198
Accounts payable	**(99)**	(116)
Other non-current liabilities	**(2)**	(9)
Net Assets of Discontinued Operations	**123**	200

5. Commitments and Contingencies

The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners have commenced an action under Ontario's Class Proceedings Act, 1992, against the company and Enbridge Inc. for damages alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the National Energy Board Act. The company believes the claim is without merit and will vigorously defend the action. The company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

Supplementary Information

As at March 31, 2002, TransCanada had 477,528,500 issued and outstanding common shares. In addition, there were 15,167,479 outstanding options to purchase common shares, of which 12,371,969 were exercisable as at March 31, 2002.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta at (403) 920-7917. The investor fax line is (403) 920-2457. Media Contact: Glenn Herchak/Kurt Kadatz at (403) 920-7859.

Visit TransCanada's Internet site at: http://www.transcanada.com

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